United States securities and exchange commission logo





                              July 13, 2021

       David Southwell
       Chief Executive Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, MA 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed July 12, 2021
                                                            File No. 333-255491

       Dear Mr. Southwell:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed July 12,
2021

       Dilution , page 98

   1. Please explain to us how you calculated your historical net tangible book value (deficit) of
                                                        $49.9 million. Please
also explain how the 5,162,953 of non-voting common shares to be issued upon the
conversion of your preferred stock was considered in your calculation of pro forma net tangible
book value on a per share basis.
       ImmunoBank - Flexible Content for Diverse Platform, page 151

   2. We note your disclosure on page 151 regarding your competitors who are also focused on
                                                        T-cell engineering.
Please expand your disclosure in your prospectus, where and as appropriate (including
in the Competition section on page 158), to include disclosure of
 David Southwell
TScan Therapeutics, Inc.
July 13, 2021
Page 2
      the competitors specified in this section.
       You may contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Southwell
                                                         Division of
Corporation Finance
Comapany NameTScan Therapeutics, Inc.
                                                         Office of Life
Sciences
July 13, 2021 Page 2
cc:       Timothy H. Ehrlich, Esq.
FirstName LastName